UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: October 23, 2020

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland and
Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                      Form 40-F  o

UBS AG produces regular annual and quarterly reports, which are submitted to the SEC under Forms 20-F and 6-K, respectively. These reports are prepared in accordance with International Financial Reporting Standards (IFRS). SEC regulations require certain additional disclosures to be included in registration statements relating to offerings of securities. Certain of these additional disclosures follow herein, and should be read in conjunction with the annual report on Form 20-F for the year ended 31 December 2019 of UBS Group AG and UBS AG, filed with the SEC on 03 March 2020, as well as UBS AG's first quarter 2020 report, submitted to the SEC on Form 6-K on 4 May 2020, UBS AG's second quarter 2020 report, submitted to the SEC on Form 6-K on 24 July 2020, and UBS AG's third quarter 2020 report, submitted to the SEC on Form 6-K on 23 October 2020.

Capitalization of UBS AG

The following table presents the consolidated capitalization of UBS AG in accordance with International Financial Reporting Standards (IFRS) in US dollars, the presentation currency of UBS AG.

	As of
USD million	30.9.20	30.6.20
Debt:
Short term debt issued [1]	76,220	76,856
Long term debt issued [2]	114,470	108,894
Total debt issued	190,690	185,750
of which: Funding from UBS Group AG 3	53,114	50,921
Equity attributable to UBS AG shareholders [4]	57,461	55,384
Equity attributable to non-controlling interests	293	173
Total capitalization[3,4]	248,443	241,307

1 Short-term debt issued is comprised of debt issued (reflected on the balance sheet lines “Debt issued measured at amortized cost” and “Debt issued designated at fair value”) by UBS AG and its subsidiaries and Funding from UBS Group AG (measured at amortized cost and designated at fair value) with a remaining contractual maturity of less than one year without considering any early redemption features.    2 Long-term debt issued is comprised of debt issued (reflected on the balance sheet lines “Debt issued measured at amortized cost” and “Debt issued designated at fair value”) by UBS AG and its subsidiaries and Funding from UBS Group AG (measured at amortized cost and designated at fair value)  with a remaining contractual maturity of more than one year without considering any early redemption features.    3 The presentation of the capitalization table has been amended to include Funding from UBS Group AG within “Short term debt issued” and “Long term debt issued.” Comparative information has been revised to reflect this new presentation. 4 Comparative information has been restated. Refer to the "Consolidated financial statements" section of the UBS AG third quarter 2020 report for more information.

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-225551), and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; 333-215255; 333-228653; 333-230312; and 333-249143), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly _____________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Ella Campi ______________

Name:  Ella Campi

Title:    Executive Director

UBS AG

By: _/s/ David Kelly _____________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Ella Campi ______________

Name:  Ella Campi

Title:    Executive Director

Date:  October 23, 2020